April 28, 2010

VIA EDGAR

The United States Securities and
Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629

Subject:	Nationwide VLI Separate Account – 2
                                Nationwide Life Insurance Company
                                N-6 Post-Effective Amendment No. 36, 1933 Act File No. 033-42180
CIK No.:  0000820914
ACCESSION NUMBER: 0001190903-10-000564

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, and on behalf of its Nationwide VLI Separate Account - 2, Nationwide Life Insurance Company ("Nationwide") respectfully requests the withdrawal of Post-Effective Amendment No. 36, filed April 28, 2010, File No. 033-42180, together with all exhibits thereto ("the Registration Statement").

The above captioned filing was inadvertently submitted as form type 485APOS.  It was intended to be filed as form type 485BPOS for annual updates and current financials.   Accordingly, Nationwide respectfully requests effectiveness of this withdrawal to be as soon as practicable, so that we may then refile for May1, 2010 effectiveness.

Nationwide confirms that: (i) the Registration Statement has not automatically become effective nor been declared effective by the Securities and Exchange Commission; (ii) no securities have been sold pursuant to the Registration Statement or the prospectus incorporated therein; and (iii) no preliminary prospectus contained in the Registration Statement has been distributed.

If you have any questions concerning this matter, please contact me at 614-677-8683.

Sincerely yours,

Nationwide Life Insurance Company

/s/ KEITH W. HINZE
Keith W. Hinze
Assistant General Counsel

cc: Ms. Rebecca Marquigny